Filed Pursuant to Rule 424(b)(3)

Registration No. 333-157688

NORTHSTAR REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 15 DATED DECEMBER 21, 2012

TO THE PROSPECTUS DATED APRIL 16, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2012, Supplement No. 11 dated November 13, 2012, Supplement No. 12 dated November 21, 2012, Supplement No. 13 dated December 4, 2012 and Supplement No. 14 dated December 11, 2012.  The purpose of this Supplement No. 15 is to disclose:

•                  the status of our initial public offering; and

•                  the origination of a first mortgage loan.

Status of Our Initial Public Offering

We commenced our initial public offering of $1,100,000,000 in shares of common stock on July 19, 2010, of which $1,000,000,000 in shares can be issued pursuant to our primary offering and $100,000,000 in shares can be issued pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of December 19, 2012, we raised total gross proceeds of $581.1 million, including capital raised in connection with our merger with NorthStar Income Opportunity REIT I, Inc.

As of December 19, 2012, we received and accepted subscriptions in our offering for an aggregate of 55.6 million shares, or $554.2 million, including 0.5 million shares or $4.6 million sold to NorthStar Realty Finance Corp. pursuant to our distribution support agreement. As of December 19, 2012, 54.9 million shares remained available for sale under our offering. Our primary offering is expected to terminate on or before July 19, 2013, unless extended by our board of directors as permitted under applicable law and regulations.

Origination of a First Mortgage Loan

On December 18, 2012, or the closing date, we, through a subsidiary, directly originated a $60.3 million senior loan, or the senior loan, secured by a 521-room full service hotel with 30,000 square feet of meeting space, or the property, located in the central business district of Tampa, Florida, or the Tampa CBD.  The property was constructed in 1982 and has undergone substantial capital improvements since 2006.  The property’s total capitalization of $79.7 million includes the senior loan together with $19.4 million of equity contributed by the borrower, or the borrower.  The borrower acquired the property for $63 million and plans to complete further capital improvements and a rebranding of the property.  The property is located in close proximity to, among other things, the Tampa Convention Center and the University of South Florida’s Center for Advanced Medical Learning. Our basis of $115,739 per room represents an 11% discount to recent comparable sales in the Tampa CBD of $129,937 per room.

The property was rebranded as a Hilton Hotel affiliate on the closing date and will immediately have the benefit of the Hilton Hotels reservations system and the borrower intends to operate the property as a full service Hilton Hotel once certain capital improvements are completed.  The borrower believes that the property will benefit from the vast reservation network of Hilton Hotels and Hilton customer loyalty, and as a result will be able to capture a higher share of corporate and leisure transient customers.  In addition, the property will be the only full service Hilton flagged hotel in the Tampa CBD.

The borrower is a joint venture between two companies that have extensive real estate and hotel experience.  The company that will serve as the property manager currently operates 39 hotels throughout the United States, Bahamas and Costa Rica.  The other partner specializes in making opportunistic real estate investments in small to mid-size real estate assets across all property types.

The senior loan bears interest at a floating rate of 6.0% over the one-month London Interbank Offered Rate, or the LIBOR Rate, but at no point shall the LIBOR Rate be less than 1.0%, resulting in a minimum interest rate of 7.0% per annum.  We expect to earn a 12.0% leveraged return on our equity, inclusive of fees, based upon the utilization of our credit facilities.  We earned an upfront fee equal to 0.75% of the senior loan and will earn a fee equal to 1.0% of the outstanding principal amount at the time of repayment.

The initial term of the senior loan is 36 months, with two one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the borrower paying a fee equal to 0.25% of the amount being extended for each extension option.  The senior loan may be prepaid in whole or in part during the first 24 months, provided the borrower pays the remaining interest due on the amount prepaid through the first 24 months.  Thereafter, the senior loan may be prepaid in whole or in part without penalty.

The property’s loan-to-cost ratio, or the LTC ratio, is approximately 76%. The LTC ratio is the amount loaned by us to the borrower over the total cost to the borrower to fund the acquisition of the property, including closing costs, escrows and applicable reserves on the date we originated the senior loan.